Filed by II-VI Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Finisar Corporation

Commission File No.: 000-27999

Date: November 9, 2018

This filing relates to the proposed merger of Finisar Corporation, a Delaware corporation (“Finisar”), with Mutation Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a directly, wholly owned subsidiary of II-VI Incorporated, a Pennsylvania corporation (“II-VI”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 8, 2018, by and among II-VI, Merger Sub and Finisar. The following is a news article published on November 9, 2018.

Optical parts maker II-VI eyes 5G, driverless cars with Finisar buy

Reuters•November 09, 2018

By Akanksha Rana and Uday Sampath Kumar

(Reuters) - Laser and optical parts maker II-VI Inc (IIVI.O) said on Friday it would buy Apple Inc supplier Finisar Corp (FNSR.O) for about $3.2 billion (2.46 billion pounds), to grab a bigger slice of 5G investments and sell more sensors for iPhones and driverless cars.

II-VI will pay Finisar shareholders $26 per share, in cash and stock, a premium of 37.7 percent to Finisar’s closing share price on Thursday.

Finisar’s shares rose 18.5 percent, while those of II-VI fell 16.5 percent to $39.16.

The combined company would make a range of transceivers to help transfer high-speed data traffic through undersea cables and 5G networks.

Global telecom companies are spending billions to develop 5G networks, which will rely on denser arrays of small antennas to offer data speeds up to 50 or 100 times faster than current 4G networks.

II-VI, pronounced as two-six, was founded in 1971 to make optical compounds used to make solar cells, lasers and transistors.

The company is also targeting the fast-growing market for 3D sensing technology used for facial recognition in smartphones and detecting obstacles by self-driving cars.

Both the companies supply parts to Apple (AAPL.O), but Finisar, which makes lasers that power iPhone Face ID, has an edge following an investment of $390 million from Apple in December.

The deal could give II-VI the scale and products needed to woo new customers as demand for 3D sensing technology grows among smartphone manufacturers.

II-VI’s Chief Executive Officer Vincent Mattera Jr told Reuters that the company has been engaged in talks with a large number of potential new customers but did not disclose any names.

“We are being selective and they would not be surprises to most people who are in this space,” Mattera said.

Finisar and II-VI have been battling tough competition from Lumentum Holdings Inc (LITE.O) and NeoPhotonics Corp (NPTN.N) in the 3D sensing technology market.

“Due to Finisar’s connection with Apple as a VCSEL (vertical-cavity surface-emitting laser) supplier for facial recognition, this strengthens II-VI’s VCSEL opportunity at Apple,” Benchmark Co analyst Mark Miller said.

II-VI, which has a market value of about $3 billion, said it intends to fund the deal with cash reserves of both companies, a $2 billion debt raise and $1.4 billion of new equity issued to Finisar shareholders.

The deal is expected to close in the middle of 2019.

BofA Merrill Lynch is the financial adviser to II-VI, while Barclays advised Finisar.

(Reporting by Uday Sampath in Bengaluru; Editing by Sriraj Kalluvila and Shounak Dasgupta)